Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Bonanza Creek Energy, Inc. of our report dated March 15, 2017, relating to our audit of the consolidated financial statements of Bonanza Creek Energy, Inc., appearing in the Prospectus, which is a part of this Registration Statement.

Our report dated March 15, 2017 contains an explanatory paragraph that states that the Company suffered a significant deterioration in liquidity during 2016 and filed for bankruptcy under Chapter 11 of the Bankruptcy Code on January 4, 2017, which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hein & Associates LLP

Denver, Colorado

January 30, 2019